August 11, 2023

Deborah O’Neal

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Johnson Mutual Funds; File Nos. 811-02754, 333-273154

Dear Ms. O’Neal:

On July 6, 2023, Johnson Mutual Funds Trust (the “Trust” or “Registrant”) filed a Registration Statement under Form N-14.

The Trust has revised the disclosure in the N-14 in response to comments given by you via telephone to Matthew Tobin on August 9, 2023. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please include a cover letter and contact information.

Response: A cover letter will be provided with contact information in the next filing.

Comment 2. The portfolio turnover rates are 678% and 446% yet there is no strategy regarding frequent trading. Please include a statement about frequent trading or if frequent trading is not part of the strategy then include an alternative reason why the turnover is so high.

Response: The Registrant notes that the portfolio turnover rates are incorrect. Accordingly, the disclosure has been revised as follows:

During the most recent fiscal year, the Target Fund's portfolio turnover rate was 30.22% of the average value of its portfolio, and the Survivor Fund's portfolio turnover rate was 33.21% of the average value of its portfolio.

Comment 3. In Part C, please add Undertaking #3 that Registrant will file a final tax opinion upon closing.

Response: The requested change has been made. The following disclosure has been added under Item 17 of Part C:

The undersigned registrant agrees to file a final tax opinion with the Securities and Exchange Commission following the closing of the Reorganization.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla

August 7, 2023

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Johnson Mutual Funds; File Nos. 333-273154

Dear Ms. DiAngelo Fettig:

On July 6, 2023, Johnson Mutual Funds Trust (the “Trust” or “Registrant”) filed a Registration Statement under Form N-14 (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) on behalf of Johnson Fixed Income Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Matthew Tobin on July 24, 2023. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please apply comments to other applicable disclosures as needed.

Response: The revisions will be applied as needed throughout the amendment.

Comment 2. Please keep in mind that auditors are consenting to the use of their name under consolidated financial statements, no funds have consolidated yet, so why is there a reference to consolidated funds?

Response: The reference to consolidated financial statements has been deleted.

Comment 3. On page 3 before the Question and Answer section, the third paragraph states that Target Fund has the same objective as the Survivor Fund. The fourth paragraph then references substantial similarities. Please state whether the objective is the same or has substantial similarities.

Response: The disclosure has been revised to reflect that each Fund has the same investment objective.

Comment 4. On the first page of the Question and Answers, question #3 discusses why the reorganization is happening and some benefits are mentioned. Please describe the underlying reason(s) for the reorganization.

Response: The Registrant believes that the existing disclosure is appropriate and accurately describes the reasons for the Reorganization. Disclosure has been added to reflect that the Reorganization will also result in portfolio management efficiencies as well.

Comment 5. On the same page as Comment #4 above, regarding how the reorganization will affect the shareholder, please disclose that Class F is a newly created share class of the Fund. Additionally, there is a difference between classes F and I of the Acquiring Fund. Please highlight the difference in these share classes, for example, in a separate Question and Answer.

Response: Class F shares of the Survivor Fund will not be acquired by any shareholders of the Target Fund. Accordingly, no disclosure for such shares has been made.

Comment 6. On page 2 of the Question and Answer, question #3 Who will pay for the Reorganization, please disclose that the Adviser will pay for the reorganization, regardless of whether the reorganization is actually consummated.

Response: The requested revision has been made.

Comment 7. Question and Answer #4 on page 6 discusses the tax consequences of the Reorganization. Since there is no repositioning in connection with the Reorganization, what tax references are you highlighting in the Answer?

Response: The disclosure in question has been deleted.

Comment 8. On page 4, within the second paragraph under SUMMARY, includes the primary investment objective which appears to be from another fund. Please update the investment objective.

Response: The requested revisions has been made.

Comment 9. On page 4 under THE REORGANIZATION, second paragraph, states that “the Survivor fund will acquire substantially all of the assets and liabilities of the Target Fund”. Please explain why all assets are not being acquired (e.g. what is being excluded?).

Response: The disclosure has been revised to reflect that the Survivor Fund will acquire all of the assets and liabilities of the Target Fund.

Comment 10. On page 4 under THE REORGANIZATION, second paragraph, please clarify and state that shareholders will receive Class S shares for Class I shares.

Response: The disclosure has been revised as follows:

If the proposed Reorganization is completed, the Survivor Fund will acquire all of the assets and the liabilities of the Target Fund, and shareholders of the Target Fund will receive shares of the Survivor Fund with an aggregate net asset value equal to the aggregate net asset value of the Target Fund shares that the shareholders own immediately prior to the Reorganization. Target Fund shareholders that meet the $1,000,000 investment minimum for Class I shares will receive Survivor Fund Class I shares upon the closing of the Reorganization. Target Fund shareholders that do not meet the Class I investment minimum will receive Class S shares of the Survivor Fund.

Comment 11. On page 4 under THE REORGANIZATION, third paragraph, similar to Comment #4 above, please add information regarding the underlying reasons for the Reorganization.

Response: The Registrant believes the current disclosure is appropriate but has added that the expected portfolio management efficiencies that will result from a larger combined fund was also another reason considered.

Comment 12. On page 4, the last bullet point appears to have left out the possibility of shareholders receiving I Shares. Please include I Shares in the bullet point.

Response: Class I shares have been added to the disclosure in question.

Comment 13. On page 4, second to last paragraph, please include how the Board contemplated how certain share class holders will pay higher fees than other share classes.

Response: The following disclosure has been added:

The Board also considered the level of services to be provided to each of the Class S and Class I shareholders of the Survivor Fund after the close of the Reorganization and the fees associated with each of the Survivor Fund’s share classes.

Comment 14. On page 4, end of the page, did the Board consider any potential benefits to the manager, such as having to manage one less fund, or similar benefits?

Response: Given the number of funds that the adviser currently manages for the Registrant, such considerations were not made by the Board.

Comment 15. On page 5 under Investment Objectives and Principal Investment Strategies, the first paragraph states that the target and Survivor Funds have the same primary investment objective. Please highlight any differences in how the funds are managed that should be mentioned since these funds are not exact clones.

Response: The Adviser has confirmed that each Fund is managed in the same way.

Comment 16. Page 5 in the fee table, please confirm that fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant so confirms.

Comment 17. On page 5, under Fees and Expenses, paragraph 2 in the 4th line discusses other expenses for the target fund yet looking at the fee table does not have an “other expenses” line item. Please modify what line is being referenced.

Response: The paragraph has been revised as follows:

The following tables allow you to compare the shareholder fees and annual fund operating expenses as a percentage of the aggregate daily net assets of each Fund that you may pay for buying and holding shares of the Fund. The pro forma columns show expenses of the Combined Fund as if the Reorganization had occurred on the last day of the Fund's fiscal year ended December 31, 2022. . The Total Annual Fund Operating Expenses for the Target Fund are higher than the Total Annual Fund Operating Expenses for each of Class I and Class S shares of the Survivor Fund, after the merger.

Comment 18. On page 6 in the footnote to the fee waiver, there is a difference in expiration of waivers between what is stated on the N-14 and the 485b. Please make sure they are the same.

Response: The Fund’s registration statement will be updated to reflect the later expiration date.

Comment 19. On page 6, in addition to the fee table, please add a narrative disclosure that explains that Series F is newly created because of the merger.

Response: Class S shares have been created in connection with the Reorganization. The following disclosure has been added:

Class S shares are a newly-created share class of the Survivor Fund.

Comment 20. On page 6 the hypothetical expense example needs one more line in the table for the Survivor Fund splitting out the Class F and I shares (e.g. Survivor Fund F and Survivor Fund I each need their own line).

Response: The requested revision has been made.

Comment 21. On page 8, under Investment Objectives and Principal Investment Strategies, in the last paragraph, the Combined Fund will be those of the Survivor Fund since they’re all the same. Consider maintaining consistency with Page 9 which states “The Combined Fund will have the same fundamental investment policies as the Target and Survivor Funds.”

Response: The disclosure has been revised accordingly.

Comment 22. Page 11, the top paragraph which describes exclusions from the Management Agreement is different from what is included in the financial statements. Specifically, the financial statements state the acquired fund fees and expenses are included, please disclose what where acquired fund fees are also excluded.

Response: The Adviser pays all operating expenses of the Funds. As acquired fund fees and expenses are not operating expenses, they are not paid for by the Adviser. Accordingly, the disclosure has been revised as follows:

Under the terms of the Management Agreement, the Adviser manages each Fund's investments subject to approval of the Board of Trustees and pays all of the operating expenses of the Funds except brokerage fees and commissions, taxes, interest, and extraordinary expenses.

Comment 23. Page 12, similar to comment 2 above regarding consolidated financial statements, why are financial statements being described as consolidated when none have been consolidated?

Response: The reference to consolidated financial statements has been deleted.

Comment 24. On page 13, second paragraph under Description of the Reorganization, the Plan of Reorganization describes the transfer of substantially all assets and liabilities would be transferred. Why would all assets and liabilities not be transferred?

Response: The disclosure has been revised to reflect that all assets and liabilities of the Target Fund will be acquired by the Survivor Fund.

Comment 25. Page 14 near the bottom second to last paragraph, the expensed reorganization needs to state that the Adviser will pay regardless if the reorganization is consummated or not.

Response: The requested revision has been made.

Comment 26. Page 15, Capitalization table, Staff generally likes to have a current date, which is within 30 days of the filing date or a statement that no material changes have been made. Please update to a more current date or make a reference that no changes have been made to the Capitalization table since the last update.

Response: The date and information in the Capitalization Table have been updated to be as of July 31, 2023.

Comment 27. Page 15, please disclose that Series F is a newly created class of the Acquired Fund.

Response: Disclosure has been added that Class shares have been newly-created.

Comment 28. Page 15, the second comment about Capitalization Table includes notes about adjustments. It looks like adjustments are going to different classes of the Acquiring Fund, why is that?

Response: The disclosure in question has been deleted.

Comment 29. On page 15, please explain what the new class NAV will be. It currently appears like all I-Class NAV.

Response: The Registrant expects to set the initial NAV of the new share class at the NAV of the Class I shares.

Comment 30. On page 15, in the table itself, middle column 3rd row down, Survivor Fund Class F is currently 210,712 shares but that appears to be a typo and should be 210,172, please correct.

Response: The requested revision has been made.

Comment 31. Page 15, middle part of the table, Pro Forma Share Adjustment, please remove the shares from that since the Adjusted flow through is not just share adjusted.

Response: The disclosure has been deleted.

Comment 32. Page 15, NAV per share adjusted is not required. Please remove or explain why it is applicable.

Response: The disclosure has been deleted.

Comment 33. Exhibit B, Financial Highlights, explain narratively that Class S shares in the new class without the financial history.

Response: The requested disclosure has been added.

Comment 34. In the SAI, page 4, the whole section about Pro Forma Financial Information is no longer required in the SAI. Please delete Pro Forma Financial information. In lieu of the Pro Forma information, please provide supplemental financial information. Please add the required information and retain and disclose somewhere else in the N-14 the identity of the accounting survivor contained in note 3 on page 11.

Response: The requested revisions have been made. The following disclosure has been added in lieu of the pro forma financial information:

Tables showing the fees and expenses of the Target Fund and the Survivor Fund, and the fees and expenses of the Survivor Fund on a pro forma basis after giving effect to the proposed Reorganization, are included in the “Fees and Expenses” section in the Combined Information Statement/Prospectus. The Reorganization will not result in a material change to the Target Fund’s investment portfolio due to the investment objective, strategies and restrictions of the Target Fund being identical to the Survivor Fund. As a result, a schedule of investments of the Target Fund modified to show the effects of such change is not required and is not included. There are no material differences in the accounting, valuation and tax policies of the Target Fund as compared to those of the Survivor Fund.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla

cc: JoAnn M. Strasser